

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2017

Paul Kinnon
President and Chief Executive Officer
Transgenomic, Inc.
12325 Emmet Street
Omaha, NE 68164

      Re: **Transgenomic, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed February 3, 2017, as amended
               File No. 001-36439

Dear Mr. Kinnon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Amanda Ravitz

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: John Owen Gwathmey, Esq.
       Troutman Sanders LLP